Via Electronic Mail	April 30, 2018

Erin Martin

Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:	Prosper Marketplace, Inc. and Prosper Funding Post-Effective Amendment

Filed April 11, 2018

SEC File No. 333-204880-01

Dear Erin:

I am submitting this correspondence in response to oral comments received from you and Erin Purnell on April 19, 2018. In these comments, you asked Prosper Marketplace, Inc. and Prosper Funding, LLC (collectively “Prosper”) to consider two changes to the post-effective amendment:

•	To update the risk factor entitled “The Investor Registration Agreement contains provisions that limit certain legal rights of investors in relation to PFL and PMI” to ensure that it accurately describes the terms of the Investor Registration Agreement, with a particular focus on the description of the arbitration provisions of that agreement.
•	To update the risk factor previously entitled “Our systems and marketplace utilize complex programs, algorithms and inputs, and if they contain errors, our business could be adversely affected” to provide more detail and emphasis regarding the annualized net return incident that was discovered in April 2017.

In response to these comments, we have included changes to these risk factors. These changes are reflected in the post-effective amendment filed on April 27, 2018. We sent the staff a prior version of these risk factors on April 25, 2018, and have made further revisions based on feedback from the staff regarding such changes. The changes sent to the staff on April 25, 2018 are attached to this letter.

Please let me know if you’d like to discuss. I can be reached at (202) 662-5500.

Sincerely,

-----/s/-----

Keir D. Gumbs

April 30, 2018

April 25, 2018 Proposed Changes to the Post-Effective Amendment

Proposed Risk Factor Changes

The Investor Registration Agreement contains provisions that limit certain legal rights of investors in relation to PFL and PMI.

Investors enter into the Investor Registration Agreement with PFL and PMI, which agreement governs all sales of Notes to investors. The Investor Registration Agreement contains provisions that limit certain legal rights of investors in relation to PFL and PMI, including:

• Upon a breach of the agreement by PFL or PMl, PFL and PMI have the option to determine which remedy to apply. The available remedies are generally to (1) cure the breach, (2) repurchase the Note or (3) indemnify and hold the investor harmless against all losses resulting from such breach.

• PFL may in its sole discretion, with or without cause and with or without notice, restrict an investor's access to our marketplace or the website.

•PFL may in its sole discretion terminate the agreement, with or without cause.

• Investors agree to indemnify PFL and PMI for all losses (i) resulting from an investor's material breach of the agreement, (ii) relating to the contents of the investor's web page, own website or business, (iii) resulting from an investor's (and their employees, agents or representatives) acts, omissions and representations relating to PFL, PMI and their affiliates, or (iv) asserted by third parties against PFL, PMI and their affiliates alleging that the trademarks, trade names, logos or branding that an investor uses, displays, links to or advertises infringes upon the intellectual property rights of any such third party. These indemnification obligations survive termination of the agreement.

• Investors are prohibited from assigning, transferring, sublicensing, or otherwise delegating any of their rights under the agreement without PFL's prior written consent.

• Investors agree that any claim (excluding claims against Prosper Funding or PMI, or their respective officers and directors, under the federal securities laws) relating to the agreement will be resolved by binding arbitration administered by the American Arbitration Association or JAMS and that such investor is required to pay the first $1,000 in fees and costs of the arbitration. In addition, any claim of an investor must be brought as a single person, and not as a member of a class or purported class.

April 30, 2018

Our systems and marketplace utilize complex programs, algorithms and inputs, and if they contain errors, our business could be adversely affected.

Our marketplace utilizes complex programs, algorithms and inputs. We depend on these programs, algorithms and inputs to store, retrieve, process and manage data, as well as to provide marketplace features such as the Prosper Rating, estimated loss rates, estimated returns, and individual note, note portfolio and platform wide performance data. Errors or other design defects within these programs, algorithms and inputs may result in a negative experience for borrowers and investors, delay introductions of new features or enhancements, impact the information displayed on our website, or result in negative publicity and unfavorable media coverage, harm to our reputation, litigation, regulatory inquiries or proceedings, loss of or damage to our relationships with borrowers or investors or loss of revenue or liability for damages, any of which could adversely affect our business and financial results. In April 2017, we became aware of an error in the manner in which we calculated the annualized net return and seasoned annualized net return numbers provided to note investors. On average, the error resulted in investors being shown annualized net return information that was 200-260 basis points higher than the actual performance of loans in their accounts. The error did not affect any other part of note investors’ accounts, nor did it affect any other aspects of the platform, including the receipt and distribution of loan payments, deposits, monthly statements or tax documentation, or the note and loan level information provided to investors.